SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

BVR SYSTEMS (1998) LTD. REPORTS FOURTH QUARTER AND YEAR END RESULTS FOR 2006

        Rosh Ha’ayin, Israel – February 23, 2007 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $128 thousands or $0.00 per share for the fourth quarter of 2006, compared with a net loss of $315 thousands, or $0.00 per share for the fourth quarter of 2005. Net loss for fiscal 2006 was $2.2 million or $0.02 per share, compared with a net earning of $114 thousands or $0.00 per share for fiscal 2005.

        Revenues for the fourth quarter of 2006 were $3.7 million, compared with revenues of $4.5 million for the fourth quarter of 2005. In fiscal 2006, BVR’s revenues were $10.1 million compared with revenues in fiscal 2005 of $19.2 million.

        Gross profits for the fourth quarter of 2006 were $1.2 million, compared with gross profits of $1.0 million for the fourth quarter of the previous year. For fiscal 2006, gross profits were $2.2 million compared with gross profits of $4.4 million for fiscal 2005.

        Operating loss for the fourth quarter of 2006 was $35 thousands, compared with operating loss of $0.2 million for the same period last year. Operating loss for fiscal 2006 was $2.0 million compared with operating earnings of $0.3 million for fiscal 2005.

        BVR’s order backlog at the end of fiscal 2006 was approximately $22 million.

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company’s web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Ilan Gillies, CEO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheets as of December 31

	2006	2005
	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3,421	3,057
Restricted bank deposits	967	2,271
Trade receivables	4,383	1,479
Other receivables and prepaid expenses	262	291
Inventories	2,021	2,076

Total current assets	11,054	9,174

Other non-current assets	1,155	93

Fixed assets
Cost	10,379	10,037
Less - accumulated depreciation	9,514	9,193

Fixed assets, net	865	844

Other assets, net	219	-

Total assets	13,293	10,111

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheets as of December 31

	2006	2005
	US$ thousands	US$ thousands

Liabilities and Shareholders' equity

Current liabilities
Current maturities of long-term bank loans	516	517
Short-term loan	120	120
Trade payables	1,487	1,564
Excess of advances from customers over amounts recognized as revenue	2,952	854
Other payables and accrued expenses	2,492	2,077

Total current liabilities	7,567	5,132

Long-term liabilities
Long-term bank loans	-	516
Long-term payables	154	607
Liability for employee severance benefits, net	166	79

Total long-term liabilities	320	1,202

Commitments and contingencies

Shareholders' equity
Share capital:
Ordinary shares, NIS 1.00 par value
200,000,000 and 400,000,000 shares authorized
as of December 31, 2005 and 2006, respectively
95,863,757 and 116,863,757 shares issued
and 95,663,757 and 116,863,757 shares outstanding
as of December 31,2005 and 2006, respectively	25,861	21,306
Additional paid-in capital	16,992	*17,695
Accumulated deficit	(37,447)	*(35,224)

	5,406	3,777

Total liabilities and shareholders' equity	13,293	10,111

*	Restated as result of the adoption of a new accounting standard regarding share-based payments.

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Year ended December 31	Year ended December 31	Three months ended December 31	Three months ended December 31
	2006	2005	2006	2005
	US$ thousands

Revenues:
Sales	9,827	17,450	3,679	4,452
Royalties and commissions	276	1,746	64	18

Total revenues	10,103	19,196	3,743	4,470

Cost of revenues	7,866	(1) *14,806	2,578	(1) *3,452

Gross profit	2,237	4,390	1,165	1,018

Operating expenses:
Research and development	615	614	158	170
Selling and marketing	1,430	1,356	411	333
General and administrative	2,155	2,117	631	696

Operating profit (loss)	(1,963)	303	(35)	(181)

Financial expenses, net	(185)	(187)	(93)	(134)
Other income (expenses), net	-	(2)	-	-

Profit (loss) before income taxes	(2,148)	114	(128)	(315)
Income tax expense	(75)	(1) -	-	(1) -

Net profit (loss) for the year	(2,223)	*114	(128)	*(315)

Profit (loss) per share:
Basic and diluted profit (loss) per share
(in US $)	(0.02)	0.00	(0.00)	(0.00)

Weighted-average number of Ordinary
Shares of nominal NIS 1.00 par value
outstanding (in thousands) used in
calculation of the basic and diluted profit
(loss) per share	112,361	95,528	116,831	95,618

*	Restated as result of the adoption of a new accounting standard regarding share-based payments.
(1)	Reclassified

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: February 25, 2007